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Constellation
Brands

July 26, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:       Securities and Exchange Commission (the "Commission") Comment Letter dated June 14,
       2012, with regard to:
    Constellation Brands, Inc.
 Form 10-K for the Fiscal Year Ended February 29, 2012 (the "Filing")
 Filed April 30, 2012
 File No. 001-08495

Dear Ms. Jenkins:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff contained in your letter dated June 14, 2012, are set forth below.  For the convenience of the staff, the Company has formatted this letter such that the Company repeats each comment below in italics, in the same numbered order contained in your letter, with the Company’s response immediately following the numbered comment.

In connection with responding to the staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2012

Critical Accounting Policies
Goodwill and Other Intangible Assets, page 48

1.
We note your disclosure that your trademarks associated with the Canadian business division were impaired largely due to lower revenue and profitability.  As a result, you recorded impairment charges of $38.1 million and $16.7 million during fiscal 2012 and 2011, respectively.  To enhance an investor’s understanding of your business, please provide us with, and confirm that in future Exchange Act filings you will disclose, the following:

Our vision: To elevate life with every glass raised

Constellation Brands, Inc. · 207 High Point Drive, Building 100 · Victor, NY 14564
Direct: 585-678-7100 · Toll Free: 888-724-2169 · www.cbrands.com

·
An explanation of the factors affecting your Canadian business division during fiscal 2012 that resulted in additional impairment of trademarks that were not contemplated in your Fiscal 2011 impairment analysis,

·	the reasons for the continuing decline in your revenue and profitability and whether this is a trend that will have an impact in the future,
·	the changes in assumptions used between years and their effect,
·	a discussion of the degree of uncertainty associated with the key assumptions, and
·	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response: The Company acknowledges the staff’s comment above and confirms to the staff that it will disclose in future Exchange Act filings, as appropriate, disclosure related to the impairment of trademarks associated with the Canadian business division.  The below excerpt of the relevant portion of the Filing is responsive to the staff’s comment and is marked to show changes from the disclosure in the Filing.  The Company would anticipate using this disclosure in future Exchange Act filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

In the fourth quarter of fiscal 2012, pursuant to the Company’s accounting policy, the Company performed its annual review of indefinite lived intangible assets for impairment.  The Company determined that trademarks associated with the CWNA segment’s Canadian business were impaired.  While the CWNA segment’s overall Canadian business is experiencing growth, the growth has been largely due to new product development and expansion of the import portfolio with a negative revenue trend over the past few years in the portfolio of brands represented by the acquired trademarks.  In the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2011, the Company included the expected revenue benefits from targeted brand building actions for the portfolio of brands represented by the acquired trademarks.  During Fiscal 2012, the expected revenue benefits from these targeted brand building actions were less than forecasted, leading the Company to believe that the inherent value of the acquired trademarks would be viewed as diminished by a market participant.  In the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2012, the Company included expected revenue benefits from planned additional brand building actions throughout Fiscal 2013 that are designed to reverse the negative revenue trend and improve growth within the portfolio of brands represented by the acquired trademarks.  However, to reflect a market participant’s view of a lower inherent value of the acquired trademarks, in respect of the negative revenue trends and uncertainty around the effectiveness of the brand building activities, the royalty rate applied to the forecasted revenue included a 100 basis point reduction in the royalty rate as compared to the prior year. As a result of this review, the Company recorded an impairment loss of $38.1 million, which is included in impairment of intangible assets on the Company’s Consolidated Statements of Operations, and of which amount $31.1 million is attributable to the reduction in the royalty rate.  In the fourth quarter of fiscal 2011, as a result of its annual review of indefinite lived intangible assets for impairment, the Company determined that trademarks associated with the CWNA segment’s Canadian business were impaired.  As a result of this review, the Company recorded an impairment loss of $16.7 million, which is included in impairment of intangible assets on the Company’s Consolidated Statements of Operations.  The Company had previously recorded an impairment loss of $6.9 million during its third quarter of fiscal 2011 in connection with the Company’s decision to discontinue certain wine brands within its CWNA segment’s U.S. wine portfolio.

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ITEMS 2.02, 7.01 and 9.01 FORM 8-K FILED APRIL 5, 2012

Exhibit 99.1

2.
We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income.  These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G.  Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate.  For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Company Response:  The Company acknowledges the staff’s comment above and has considered the additional guidance in Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.  The Company advises the staff that it has revised the manner in which it reconciles GAAP to non-GAAP financial measures so as to not present full non-GAAP income statements and confirms that it will not include full non-GAAP income statements in future Exchange Act filings.  Exhibit 99.1 to the Company’s Form 8-K filed June 29, 2012, includes a presentation of a reconciliation of GAAP to non-GAAP financial measures in the revised format.

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7446 or Greg Belemjian at (585) 678-7136.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Robert Ryder

Robert Ryder
Executive Vice President and
Chief Financial Officer

Cc:     Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
    KPMG LLP